VIA EDGAR

Bingham McCutchen LLP
355 South Grand Avenue, Suite 4400
Los Angeles, California 90071

November 8, 2013

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	City National Rochdale Intermediate Fixed Income Fund (the “Intermediate Fund”) series of City National Rochdale Funds (Formerly CNI Charter Funds) - File No. 333-16093 (the “Registrant”)

Ladies and Gentlemen:

This letter summarizes the comments provided to me by Ms. Alison White of the staff of the Securities and Exchange Commission (the "Commission") by telephone on October 24, 2013, regarding Post-Effective Amendment Number 64 to Registrant’s Form N-1A registration statement under the Securities Act of 1933 (Amendment Number 65 under the Investment Company Act of 1940).  Responses to all of the comments are included below and as appropriate are reflected in Post-Effective Amendment Number 66 to Registrant’s Form N-1A registration statement (the “Amendment”) filed concurrently with this correspondence.

Prospectus

1.	Comment: Confirm in Registrant’s response letter that “Total Annual Fund Operating Expenses” in the “Fees and Expenses of the Fund” table do not include voluntary fee waivers.

Response:  The Registrant confirms that “Total Annual Fund Operating Expenses” in the “Fees and Expenses of the Fund” table do not include voluntary fee waivers.

2.
Comment:  In the “Example” table consider whether estimated costs for the five- and ten-year periods should be deleted for Class N shares (if Registrant considers the Intermediate Fund to be a “new” fund as defined in Form N-1A, since the Intermediate Fund commenced operations March 29, 2013), or estimated costs for the five- and ten-year periods should be included for Institutional Class shares (if Registrant does not consider the Intermediate Fund to be a “new” fund because the Intermediate Fund launched in connection with the reorganization of the Intermediate Fund’s predecessor fund.)

Response:    The disclosure has been revised to add the estimated costs for the five- and ten-year periods for Institutional Class shares of the Intermediate Fund.

3.
Comment:  In the “Principal Investment Strategies” section on page 1, disclose the Intermediate Fund’s maturity and duration strategy (i.e., disclose the expected dollar-weighted average maturity and expected average duration of the Intermediate Fund’s holdings).  In addition, disclose the expected average credit quality of the Intermediate Fund’s holdings.

Response:   The disclosure has been revised as requested.

4.
Comment:  “Litigation Proceeds Purchase Contract Risk” is included as a principal risk of investing in the Intermediate Fund.  Disclose in the Registrant’s response letter the amount of the Intermediate Fund’s assets expected to be invested in such contracts.

Response:    Currently, less than 1% of the Intermediate Fund’s total assets is invested in such contracts, and City National Rochdale, LLC, the Fund’s investment adviser, does not intend to invest more than 5% of the Intermediate Fund’s assets in such contracts.  Therefore, litigation proceeds purchase contracts have been deleted from the principal strategy and principal risk disclosures in the prospectus.

5.
Comment:  The “Performance” disclosure describes the reorganization of the Intermediate Fund’s predecessor fund into the Intermediate Fund.  In the Registrant’s response letter provide the Commission staff with a fuller explanation of the origin of the Intermediate Fund and its predecessor fund, including whether the predecessor fund was an open-end fund and whether it was registered with the Commission.

Response:  The Intermediate Fund commenced operations on March 29, 2013, the effective date of the acquisition of the assets and liabilities of the Rochdale Intermediate Fixed Income Fund series (the “Predecessor Fund”) of Rochdale Investment Trust, an open-end investment company organized on March 10, 1998, and registered with the Commission. As of the date of the acquisition, all of the holders of issued and outstanding shares of the Predecessor Fund received Class N shares of the Intermediate Fund. Rochdale Investment Management, LLC (“Rochdale”) served as investment manager of the Predecessor Fund. Effective September 10, 2013, Rochdale changed its name to City National Rochdale, LLC, which is the investment manager of the Intermediate Fund.

6.	Comment: The term “Trust” is used in the prospectus but has not been defined. Please define the term.

Response:   The term “Trust” has been defined on page 10 of the Prospectus.

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  The Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (714) 830-0679.  Thank you.

Sincerely,

/s/ Laurie A. Dee

Laurie A. Dee, Esq.
Bingham McCutchen LLP